Exhibit 99.1

NaaS Technology Inc. Received Nasdaq Notification Regarding Minimum Market Value Deficiency

BEIJING, June 20, 2025 /PRNewswire/ -- NaaS Technology Inc. (Nasdaq: NAAS) (“NaaS” or the “Company”), the first U.S.-listed EV charging service company in China, today announced that it has received written notification (the “MVLS Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) dated June 13, 2025, notifying the Company that it is currently not in compliance with the minimum market value of listing securities (the “MVLS”) of US$35 million for continued listing of the Company’s Class A ordinary shares on the Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(b)(2) (the “MLVS Requirement”). Nasdaq calculates the MVLS based upon the most recent total shares outstanding multiplied by the closing bid price. The MVLS Notice indicated that the Company has 180 days, or until December 10, 2025 (the “Compliance Deadline”), to regain compliance with the MLVS Requirement by having its MVLS close at US$35 million or more for a minimum of ten consecutive business days. If at any time prior to December 10, 2025, the Company’s MVLS closes at US$35 million or more for a minimum of ten consecutive business days, Nasdaq will provide a written confirmation of compliance and the matter regarding the Company’s MLVS will be closed. Receipt of the MVLS Notice does not result in the immediate delisting of the Company’s Class A ordinary shares and has no immediate effect on the listing or the trading of the Company’s Class A ordinary shares on the Nasdaq under the symbol “NAAS.”

The MVLS Notice, however, contained a footnote referencing that the Company currently does not meet the other listing requirements under the Listing Rule 5550(b)(1) and 5550(b)(3), and is not in compliance with the listing standards which are: (i) an equity standard that the Company maintain stockholders' equity of at least US$2.5 million; and (ii) a net income standard regarding the Company’s continuing operations of US$500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years.

The MVLS Notice will not have any immediate effect on the listing of the Company’s Class A ordinary shares, which continue to trade on The Nasdaq Capital Market under the symbol “NAAS”. The Company intends to monitor its market value of publicly held shares between now and December 10, 2025 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its Class A ordinary shares will continue to be listed and traded on the Nasdaq Capital Market. If the Company does not regain compliance by the Compliance Deadline, the Company will receive further written notification from Nasdaq that its securities are subject to delisting. At that time, the Company may qualify for additional time or appeal the delisting determination to a hearings panel.

About NaaS Technology Inc.

NaaS Technology Inc. is the first U.S. listed EV charging service company in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. The Company is one of the leading providers of new energy asset operation services. The Company utilizes advanced technology to intelligently match charging supply with demand, offering electric vehicle users a seamless, efficient, and smart charging experience. Furthermore, NaaS empowers charging stations and charging station operators to optimize their operations, driving greater efficiency and enhancing profitability.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

For investor and media inquiries, please contact:

Investor Relations
NaaS Technology Inc.
E-mail: ir@enaas.com

Media inquiries:
E-mail: pr@enaas.com